Exhibit 99.41

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Partners with The Khronos Group for Future 3D Commerce Standards and Guidelines

May 8, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) today announced that it joined Khronos an exploratory group of leading retailers, manufacturers, and technology companies in a groundbreaking collaboration to establish 3D commerce standards and guidelines. The exploratory group was formed by Khronos® Group, an open consortium of leading companies creating advanced 3D standards, at the end of April. Adobe, Deloitte Consulting, Facebook, Google, Microsoft, NVidia, Pinterest, Qualcomm, Samsung and Shopify are among the tech companies participating in the exploratory group.

Khronos cited a study by Gartner that predicts massive growth for AR/VR shopping in the next few years as high-speed 5G technology expands worldwide. Gartner predicts that by 2020, more than 100 million consumers will shop using AR technology. About fifty percent of retailers plan to deploy AR/VR 3D technology by next year, according to the report. With 5G’s higher speeds consumers will be able to experience real-time renderings creating truly immersive experiences. Once 5G technology is available NexTech is planning to launch a holographic fully volumetric 3D-AR human assistant which can be programmed to be used for eCommerce or for education.

The exploratory group will work together to research the creation of standards and guidelines to produce and distribute real-time 3D representations of products so they can be experienced realistically and consistently across all platforms and devices, such as mobile, Web and Augmented Reality (AR) or Virtual Reality (VR) solutions.

“We are excited to join this incredible group of leading companies to help further the creation and adoption of 3D virtual products across a variety of platforms. As 3D visualization technologies become more prevalent, it’s crucial to be able to present these experiences consistently across multiple consumer endpoints like eCommerce websites, apps, in social feeds, and in ad units,” said Evan Gappelberg, CEO of NexTech. “Our diverse tech stack and leadership position in AR e-commerce makes us an ideal member for this group, as we’re able to address a major pain point through our solutions - transforming content from 2D into the 3D-AR e-commerce world. We look forward to collaborating together to solve the industry’s friction points within 3D visualization, and to develop new standards that can shape the future of the technology.”

With 3D poised to grow as a new shopping medium for product manufacturers, retailers and advertising platforms, key players in the industry are now looking at how to scale production and achieve broad distribution for virtual products with optimized industry workflows to minimize costs. Working in collaboration with NexTech on this initiative are leading global retail brands and technology companies including Adobe, Autodesk, Dassault Systèmes, Deloitte Consulting, Facebook, Ferguson Ventures, Google, Houzz, IKEA, JD.com, Lowe’s, Microsoft, NVIDIA, Pinterest, Qualcomm, Samsung, Shopify, Target, ThreeKit, Topline Furniture, Unity Technologies, UX3D, Wayfair, and Williams-Sonoma Inc./Outward.

NexTech’s industry-leading AR solutions empower retail organizations to use AR experiences to reach consumers at various touchpoints, including eCommerce, social media, and ad networks. The company has also enhanced its product offerings for 3D asset creation, making it easier for retailers to turn products into rich AR experiences.

About the Khronos Group

The Khronos Group is an open industry consortium of over 140 leading hardware and software companies creating advanced, royalty-free, acceleration standards for 3D graphics, Augmented and Virtual Reality, vision processing and machine learning. Khronos standards include Vulkan®, OpenGL®, OpenGL® ES, OpenGL® SC, WebGL™, SPIR-V™, OpenCL™, SYCL™, OpenVX™, NNEF™, COLLADA™, OpenXR™ and glTF™. Khronos members are enabled to contribute to the development of Khronos specifications, are empowered to vote at various stages before public deployment and are able to accelerate the delivery of their cutting-edge accelerated platforms and applications through early access to specification drafts and conformance tests.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere.  Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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